EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on December 2, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Confirmation of appointment of officers and extension of employment of an officer; and

(b)
Declaration of a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter period ending January 15, 2026 and payable on January 15, 2026 to the holder of record as of December 16, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of the dividend declared.

9

December 2, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. hereby submits SEC Form 17-C regarding the confirmation of appointment of officers and extension of employment of an officer.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,335 As of October 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
December 2, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on December 2, 2025:

a.
The Board confirmed the appointment of the following officers to the positions stated below:

Name	Position	Date of Effectivity
Louella F. Calixtro	First Vice President and Chief Procurement Officer	November 16, 2025
Sesinando G. Milla III	Vice President and Head of NFM Energy Management	August 16, 2025

(i)
Ms. Louella F. Calixtro

Before being appointed First Vice President and Chief Procurement Officer of the Company, Ms. Louella F. Calixtro served as Global Sourcing Strategy Director, Software, Offnet, DC Category, Liberty Blume Procurement Solutions at Liberty Global (Amsterdam, NL, London, UK, and Denver, USA) from 2024 to 2025, and Global Director, Liberty Procurement Services, IT and BPO from 2020 to 2024. She likewise held several leadership roles at VEON Ltd. (Amsterdam, NL) as Global Vendor and Contracts Director from 2017 to 2020, Director of Vendor Management Office from 2014 to 2017, and Senior Procurement Contracts and Vendor Manager from 2007 to 2016. Earlier in her career, Ms. Calixtro served as the Head of Contracts Support Services (Enterprise Sales/Customer Facing Function) at Globe Telecom, Inc. from 2004 to 2007.

Ms. Calixtro holds a Juris Doctor degree from the University of the Philippines College of Law, where she was a consistent merit scholar, and a Bachelor of Arts degree in Communications Research, graduating Cum Laude from the same institution. She is also a certified practitioner with certificates in Commercial and Vendor Contracting, Service Level Agreements, and Project Management. She also has a certificate in Capital Allocation and Business Control and Completion of Lead Forward Program for Senior Leaders.

(ii)
Mr. Sesinando G. Milla III

Prior to his appointment as Vice President and Head of NFM Energy Management of the Company, Mr. Sesinando G. Milla III served as Vice President for Business Operations and Project Management at Meralco Energy Inc. (MServ) from 2019 to 2025, and concurrently as Terra Technical Project Manager of Meralco Industrial Engineering Services Corporation (MIESCOR) from 2024 to 2025. He previously held roles at Total as WorkPrep Lead EIT Engineer from 2017 to 2018, Saipem as EIT Supervisor from 2016 to 2017, Teekay Petrojarl Floating Production UK Ltd. as EIT Engineer (Design, MC and Commissioning Support) from 2014 to 2016, Libra FPSO as Lead Electrical Engineer from 2011 to 2014, Modec International Inc. as Lead EIT Engineer (Electrical Technical Authority Commissioning) from 2009 to 2011, Alsthom/Areva Singapore as Senior Service and System Engineer from 2003 to 2005, and Manila Electric Company (Meralco) as Senior Relay and Commissioning Engineer from 1990 to 2003.

Mr. Milla is a member of Meralco Cadet Engineering Program (MCEP) Batch 2. He earned his Master of Science degree in International Management Oil and Gas from the University of Liverpool in 2014, Master of Engineering degree in Electrical Engineering (magna cum laude)

from Mapua University in 2000, and Bachelor of Science degree in Electric Engineering from Mapua Institute of Technology in 1989. He is also a Certified Energy Manager specializing in Energy Efficiency, a Registered Electrical Engineer (REE), and a Professional Electrical Engineer (PEE-4364) in the Philippines.

b.
The Board approved the extension of employment of Atty. Marilyn A. Victorio-Aquino as Senior Legal Advisor to the Chairman, concurrent to her roles as Executive Committee Member, Senior Vice President and Privacy Head, and Corporate Secretary, until December 31, 2026. She is also an incumbent Director of the Company.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

December 2, 2025

December 2, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Voting Preferred Stock of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,335 As of October 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
December 2, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on December 2, 2025, the Board declared a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter period ending January 15, 2026 and payable on January 15, 2026 to the holder of record as of December 16, 2025.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2025, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

December 2, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date December 2, 2025